RCF Acquisition Corp.

1400 Sixteenth Street

Denver, Colorado 80202

November 5, 2021

VIA EDGAR

Liz Packebusch

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RCF Acquisition Corp.
Registration Statement on Form S-1
Filed October 25, 2021
File No. 333-260462

Dear Ms. Packebusch:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, RCF Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 9, 2021, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-7644 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

RCF ACQUISITION CORP.

By:	/s/ Sunny S. Shah
Name:	Sunny S. Shah
Title:	Chief Executive Officer and Director

cc:	Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]